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                                                           Exhibit No. (a)(5)(C)


                              [LOGO] IDINE REWARDS
                                     NETWORK

                           P R E S S     R E L E A S E
                           ---------------------------

FOR IMMEDIATE RELEASE                             CONTACTS:
                                                  Stephen E. Lerch
                                                  Executive Vice President,
                                                  Chief Financial Officer
                                                  iDine Rewards Network Inc.
                                                  (305) 892-3306

                                                  Allan E. Jordan
                                                  Senior Vice President
                                                  Golin/Harris International
                                                  (212) 697-9191

          IDINE REWARDS NETWORK INC. ANNOUNCES FINAL RESULTS OF TENDER
                                     OFFER

(Miami, FL, July 19, 2002) - - iDine Rewards Network Inc. (AMEX: IRN) announced today the final results of its tender offer to acquire 2,474,576 shares of its outstanding Series A Convertible Preferred Stock. The tender offer expired at 12:00 midnight, New York City time, on Monday, July 15, 2002.

An aggregate of 3,176,570 shares of Series A Convertible Preferred Stock were validly tendered and not withdrawn pursuant to the Offer (including 55,499 shares of Series A Convertible Preferred Stock tendered pursuant to notices of guaranteed delivery).

The Company has accepted for purchase and paid for 2,474,576 shares of Series A Convertible Preferred Stock tendered in the Offer at a price of $10.62 per share. The final proration factor for the Offer is 77.90088 percent after giving effect to proper delivery of shares tendered pursuant to the notice of guaranteed delivery procedures. The depositary for the offer, American Stock Transfer & Trust Company, will return to stockholders shares of Series A Convertible Preferred Stock not accepted as a result of the proration. Tendering stockholders will also receive a payment in lieu of cash dividends for the period July 1 through July 15, 2002 equal to $0.006041667 per share of Series A Convertible Preferred Stock accepted in the Offer.

iDine Rewards Network Inc., based in Miami, Florida, offers its members a variety of dining savings and rewards programs at more than 8,500 restaurants throughout the United States via means of a registered credit card platform. The Company currently

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has 12.6 million credit cards registered through 10.2 million enrolled accounts.
Dining incentives are offered through the Company's dining programs, either branded under the name iDine or provided through co-branded and private label partnerships, such as airline frequent flyer programs, club memberships, or other affinity organizations. iDine Reward Network's common stock trades on the American Stock Exchange (AMEX) and its Series A Preferred Stock trades on the Philadelphia Stock Exchange (PHLX).

                                      # # #

This release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to any securities. Any such offer or solicitation is made only by means of the Offer to Purchase under the rules and regulations of the Securities and Exchange Commission.